SUB-ITEM 77I

Registrant Name:  American Century California Tax-Free & Municipal Funds

File Number: 811-3706

Registrant CIK Number: 0000717316

Terms of new or amended securities

(a)      N/A

(b) California High-Yield Municipal Fund, a series of the Registrant, began offering C Class shares of the fund during the period. The following describes all classes of the funds, including the C Class, as called for by the applicable registration items:

Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so that investors holding more than 50% of the Trust's (i.e., all funds') outstanding shares may be able to elect a Board of Trustees. The Trust undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment. The election of trustees is determined by the votes received from all Trust shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund.

Shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust. The Declaration of Trust also provides for indemnification and reimbursement of expenses of any shareholder held personally liable for obligations of the Trust. The Declaration of Trust provides that the Trust will, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust and satisfy any judgment thereon. The Declaration of Trust further provides that the Trust may maintain appropriate insurance (for example, fidelity, bonding, and errors and omissions insurance) for the protection of the Trust, its shareholders, trustees, officers, employees and agents to cover possible tort and other liabilities. Thus, the risk of a shareholder incurring financial loss as a result of shareholder liability is limited to circumstances in which both inadequate insurance exists and the Trust is unable to meet its obligations.

Redemption proceeds are calculated using the net asset value (NAV) next determined after a transaction request is received in good order. Each time an investment is made with American Century, there is a seven-day holding period before those shares may be redeemed, unless satisfactory proof is provided that the purchase funds have cleared. This seven-day holding period begins the day after your transaction is processed. However, redemptions by wire require only a one-day holding period.

In addition, American Century reserves the right to delay delivery of redemptions proceeds - up to seven days - or to honor certain redemptions with securities rather than cash.

If, during any 90-day period, fund shares worth more than $250,000 (or 1% of the value of the fund's assets if that amount is less than $250,000) are redeemed, American Century reserves the right to pay part of all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The fund managers would select these securities from the fund's portfolio. A payment in securities can help the fund's remaining shareholders avoid tax liabilities that they might otherwise have incurred had the fund sold securities prematurely to pay the entire redemption amount in cash.

American Century will value these securities in the same manner as used in computing the fund's net asset value. American Century may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, brokerage or other transaction costs may be incurred to convert the securities to cash.

If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, please provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemptions transaction is to occur. The instruction must specify the dollar amount or number o shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on the fund and its remaining investors.

If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and allow 90 days to meet the minimum. If the deadline is not met, American Century reserves the right to redeem the shares in the account and send the proceeds to the account holder's address of record.